Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 954 463 2700 F: 954 463 2224

January 9, 2018

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Red Violet, Inc. Draft Registration Statement on Form 10 Submitted November 6, 2017 CIK No. 0001720116

Dear Ms. Woo:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 1, 2017, regarding the Company’s Draft Registration Statement on Form 10 filed on November 6, 2017. Please note that the Company is simultaneously filing Amendment No. 1 to the Draft Registration Statement on Form 10 (“Amendment No. 1”).

Please note for your convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter.

Risk Factors, page 12

1.	We note that the officers and directors of Cogint will also be serving as officers and directors of Red Violet. Please add a risk factor regarding any potential conflict of interests of your officers and directors who are serving in both capacities.

At this time, the parties to the Spin-off and the Business Combination do not anticipate any crossover of the respective boards or management teams. As a result, the Company has revised the disclosure in the Form 10 accordingly and it does not believe a risk factor regarding any potential conflict of interests of the officers and directors of the Company and Cogint who are serving both companies is needed.

akerman.com

Jan Woo

Legal Branch Chief

January 9, 2018

Our and Cogint’s inability to obtain all material authorizations, consents, approvals and clearances of third parties..., page 13

2.	You state that there are numerous “Third-Party Approvals” that Red Violet and Cogint must obtain in connection with the Spin-off and the Blue Focus transaction. Please specify the approvals that you must obtain for each transaction and the status of those approvals.

The Company has revised the Form 10 where appropriate to specify the approvals that must be obtained to complete the transactions. Because the Spin-off will not occur unless and until these approvals are obtained, the Company has deleted this risk factor and revised the Form 10 where appropriate to indicate the date such approvals were obtained, which dates will be provided before mailing.

Business

Concentration of Suppliers, page 44

3.	You disclose that one data supplier accounted for 28% of the total cost of revenues during the year ended December 31, 2016. Please identify this supplier and disclose the material terms of your agreement with the supplier, including but not limited to, any termination provision and minimum purchase commitments. In addition, add a risk factor disclosing your reliance on this supplier and the effect on your business if the relationship terminates.

In response to the Staff’s comment, the Company has revised the disclosure in this section to include the terms of the agreement with its largest supplier as follows:

“One of the three major credit bureaus is our largest data supplier and accounted for 28% of the total cost of revenues during the year ended December 31, 2016. The initial term of the agreement with this supplier ends November 5, 2020, and continues thereafter for successive twenty-four (24) month periods unless and until either party provides written notice of non-renewal not less than one hundred eighty (180) days prior to the expiration of the then current term. During the term of the agreement, either party has the right to terminate the agreement: (i) in the event of the other party’s failure to cure a material breach, (ii) in the event of the other party’s insolvency, or (iii) by providing one hundred fifty (150) days’ advance written notice. The minimum purchase commitments through the end of the initial term is $13.2 million. Two data suppliers accounted for 31% and 23% of the total cost of revenues for the year ended December 31, 2015.”

The Company has determined that its agreement with its largest supplier for 2016 is of the sort that ordinarily accompanies the kind of business conducted by the Company and the agreement was made in the ordinary course of the Company’s business. Furthermore, the Company has concluded that its business is not substantially dependent on any individual agreement with a supplier as it believes that alternative suppliers are available to provide the data necessary for it to provide its services. The Company acknowledges that if the Company is unable to maintain its relationships with its current suppliers, its ability to provide services could be negatively impacted, which would adversely affect its reputation, business, financial condition and results of operation. However, since the Company is not substantially dependent on any one supplier, such impact would not have a long-term material impact on the Company’s financial condition. As a result, the Company believes that its risk factor set forth on page 19 of the Form 10 titled “We could lose our access to data sources which could prevent us from providing our services.” is appropriate as part of the analysis of the Company’s potential risks relating to its data providers.

Jan Woo

Legal Branch Chief

January 9, 2018

Our Intellectual Property, page 44

4.	You disclose that you rely upon a combination of patent, copyright, trademark and trade secret laws, as well as other intellectual property laws. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company. Refer to Item 101(h)(vii) of Regulation S-K.

The Company has revised the disclosure in this section to discuss its material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 50

5.	Please clarify whether your reporting unit is at risk of failing step one of your goodwill impairment test. If so, provide expanded disclosure of the methods and key assumptions used in your quantitative assessment and describe any potential events or changes in circumstances that could be reasonably expected to negatively affect those assumptions. Please also disclose the percentage by which the fair value exceeded carrying value.

The Company’s reporting unit is not at risk of failing Step One of its goodwill impairment test. The percentage by which the fair value exceeded the carrying value is more than 200% as of October 1, 2016 and 2015. Therefore, the Company believes the following disclosure is appropriate and it has revised the Form 10 accordingly.

“The results of our Step One assessment on October 1, 2016 and 2015 proved that the estimated fair value of the reporting unit exceeded the carrying value by more than 200%, and therefore a Step Two assessment was not performed. We concluded that goodwill was not impaired as of December 31, 2016 and 2015.”

Jan Woo

Legal Branch Chief

January 9, 2018

Results of Operations, page 52

6.	Please revise to provide further insight as to the drivers of your revenue growth. For example, discuss whether your revenue growth was due to increased prices, increased volume, or both. If two or more factors contribute to material changes in revenue, please provide disclosure demonstrating the relative magnitude of each factor, such as the number of subscribers or transactions or the percent change in the average price per subscription or transaction. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The primary driver for the Company’s revenue growth during the periods analyzed in the Results of Operations is the increased volume. The Company has revised the disclosure in the Form 10 accordingly.

Forward-Looking Statements, page 57

7.	Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication in this section and on pages 12 and 46 that the statements in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

The Company has revised the disclosure in the Form 10 where appropriate to remove the implication that the safe harbor provided by the PSLRA is available to the Company at this time.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

8.	While cost of revenue may exclude depreciation and amortization, presenting a measure of gross profit that excludes such amounts is not consistent with SAB Topic 11.B. Please revise accordingly.

Consistent with SAB Topic 11.B, as the Company presents cost of revenue (exclusive of depreciation and amortization), the Company has revised the presentation of its Statements of Operations by deleting the gross profit line, and has included cost of revenue (exclusive of depreciation and amortization) in total costs and expenses. The Company has also revised the analysis of Results of Operations in “Management’s Discussion and Analysis of Financial Position and Results of Operations” accordingly.

Jan Woo

Legal Branch Chief

January 9, 2018

Note 2. Summary of significant accounting policies

(g) Intangible assets other than goodwill, page F-10

9.	Please tell us how your policy of amortizing internal use software beginning when the products become commercially viable complies with ASC 350-40-35-6.

To better describe the Company’s policy and to cover (i) Purchased IP and capitalized litigation costs and (ii) software developed for internal use, the Company has revised the disclosure in the Form 10 as set forth below:

“(g) Intangible assets other than goodwill

Red Violet’s intangible assets are initially recorded at the capitalized actual costs incurred, their acquisition cost, or fair value if acquired as part of a business combination, and amortized on a straight-line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to the future cash flows of Red Violet. Red Violet’s intangible assets represent (i) Purchased IP (as defined below in Note 5, “Intangible assets, net”) and capitalized litigation costs, which were fully written off in 2016, and (ii) software developed for internal use, including those resulting from the acquisition. Intangible assets have estimated useful lives on average of 10 years.

We capitalize related legal and other costs incurred and paid in defending our claims to the intellectual property when a successful outcome in the litigation case is probable, and additionally, we believe the value of the intellectual property involved in the lawsuit is greater than the costs associated with this lawsuit as a result of a successful outcome. The recovery of costs upon a successful outcome will reduce the capitalized litigation costs carrying value. If the Company is ultimately unsuccessful, the costs would be charged to expense. In 2016, Red Violet wrote off the remaining balance of Purchased IP and capitalized litigation costs of $4,055, which is reflected in the costs and expenses as write-off of intangible assets in the consolidated and combined statement of operations for the year ended December 31, 2016, as a result of an unfavorable ruling in relation to the litigation.

In accordance with ASC 350-40, “Internal-Use Software,” Red Violet capitalizes eligible costs, including salaries and staff benefits, share-based compensation expense, traveling expenses incurred by relevant employees, and other relevant costs of developing internal-use software that are incurred in the application development stage when developing or obtaining software for internal use. Once the software developed for internal use is ready for its intended use, it is amortized on a straight-line basis over its useful life, generally 10 years.”

(k) Revenue recognition, page F-11

10.	Please disclose the circumstances under which your arrangements may be cancelled. Please also clarify when you invoice your customers under your various arrangements (e.g. monthly, quarterly, annually, etc.).

The Company revised the disclosure in “(k) Revenue recognition,” as set forth below:

“Revenue is generally recognized on (a) a transactional basis determined by the customers’ usage, (b) a monthly fee or (c) a combination of both. Revenue pursuant to transactions determined by the customers’ usage is recognized when the transaction is complete, and either party may terminate the transactional agreement at any time. Revenue pursuant to contracts containing a monthly fee is recognized ratably over the contract period, which is generally 12 months, and the contract shall automatically renew for additional, successive 12-month terms unless written notice of intent not to renew is provided by one party to the other at least 30 days or 60 days prior to the expiration of the then current term. Generally, customers are invoiced monthly for both transactional and contractual arrangements.”

Jan Woo

Legal Branch Chief

January 9, 2018

11.	Please disclose your revenue recognition policy related to resellers, distributors and partners. Clarify in your disclosures if such revenue is recognized on a sell-in or sell-through basis and disclose the nature of, and accounting for, any return rights, rebates or price concessions offered to your resellers. Refer to ASC 605-50-50-1.

The Company markets its services through indirect channels such as resellers, however, such channels account for only a small portion of revenue recognized, which is only approximately 1% and 2% for the years ended December 31, 2016 and 2015, respectively. Therefore, the Company respectfully advises the Staff that it believes disclosure pursuant to ASC 605-50-50-1 is not necessary or meaningful to the reader.

(s) Recently issued accounting standards, page F-14

12.	Given your stated intention to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, please disclose the correct adoption dates that would otherwise apply to nonpublic entities, where appropriate. Your disclosure should also include the date on which you will adopt such standards, if different, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Although the Company prefers to leave open the opportunity to take advantage of the extended transition period provided to emerging growth companies in Section 13(a) of the Exchange Act, it is the Company’s present intention to adopt any applicable new accounting standards timely. The Company has revised the disclosure here and elsewhere in the Form 10 as appropriate to clarify its intentions.

Note 10. Related party transactions, page F-20

13.	We note that certain expenses were allocated by Cogint to Red Violet. Please revise to clarify what type of expenses were allocated to Red Violet and include an explanation of the allocation methodology used along with management’s assertions that the methods used are reasonable. Please also disclose an estimate of additional expenses that would have been incurred on a standalone basis for each year in which an income statement is required. Refer to Question 2 of SAB Topic 1:B.

The Company has provided additional disclosure to clarify the types of expenses that were allocated to the Company and the related allocation methodologies. The revised disclosure is as follows:

“Note 10. Related party transactions

Contribution by cogint, recorded in member’s capital, represent cash funding provided or the portion of certain expenses allocated by cogint to Red Violet.

Jan Woo

Legal Branch Chief

January 9, 2018

These allocated expenses are primarily corporate employee salaries and benefits of the functional groups such as executive management, accounting, information technology and administrative, corporate administrative expenses related to legal services, accounting and finance services and other corporate and infrastructure services. Corporate employee salaries and benefits are allocated on the basis of time spent, and corporate administrative expenses are allocated on the basis of relative percentage of services utilized or benefit received. Red Violet recorded expenses of $1,355 and $959 as a result of the allocation of expenses from cogint during the years ended December 31, 2016 and 2015, respectively.

As discussed in Note 9, “Share-based compensation” above, share-based compensation of $2,598 and $2,974 in relation with the share-based awards granted by cogint to company employees were recorded during the years ended December 31, 2016 and 2015, respectively.

Management believes the assumptions and allocations underlying the consolidated and combined financial statements are reasonable and appropriate under the circumstances. The expense allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Red Violet during the periods presented relative to the total costs and expenses incurred by cogint. However, these expenses may not be reflective of the expenses that would have been recorded had Red Violet been an entity that operated independently of cogint, and not been a subsidiary of cogint. Consequently, future results of operations should Red Violet be separated from cogint will include costs and expenses that may be materially different than Red Violet’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of Red Violet’s future results of operations, financial position, and cash flow.”

As we disclose in Note 10, “Related Party Transaction” in “Notes to Consolidated and Combined Financial Statements” above, these allocated expenses may not be reflective of the expenses that would have been recorded had Red Violet operated independently of cogint, and not been a subsidiary of cogint. In the Red Violet “Unaudited Consolidated and Combined Pro Forma Financial Statements,” included with the information statement, we disclose the unaudited consolidated and combined pro forma statement of operations for the year ended December 31, 2016 and nine months ended September 30, 2017 giving effect to certain transactions and events as if they occurred at the beginning of the periods presented, including the excess of expected separate company general and administrative expenses over and above historical corporate overhead allocation from cogint, subject to the assumptions discussed therein. For the year ended December 31, 2016 and nine months ended September 30, 2017, the excess was $3.0 million and $3.5 million, respectively, which included noncash share-based compensation expense of $1.5 million and $1.9 million, respectively.

Jan Woo

Legal Branch Chief

January 9, 2018

Unaudited Consolidated and Combined Pro Forma Financial Statements, page PF-1

14.	Your disclosure on page 34 indicates that your stock based compensation arrangements may be accelerated as a result of the spin-off. Please tell us how you considered the acceleration of these awards in your pro forma balance sheet presentation, including whether an adjustment to reflect the estimated expense in your pro forma retained earnings was necessary.

The acceleration of these stock based compensation arrangements will occur before the record date for the Spin-off and estimated expense will be included in the period before the record date for the Spin-off. In addition, all stock based compensation of the Company are allocated by cogint. Therefore, upon completing the Spin-off, the acceleration will increase the accounts of contributions by Cogint, Inc. and accumulated deficit of the Company’s pro forma balance sheet simultaneously, which will all be reclassified into additional paid-in capital, resulting in no net impact to the Company’s pro forma balance sheet.

15.	Please revise Note (b) to clarify that the full $20 million may not ultimately be contributed by Cogint and explain the circumstances under which a lesser capital contribution will be provided. Refer to Rule 11-02(b)(8) of Regulation S-X.

The Company respectfully advises the Staff that the full $20 million will be contributed by Cogint in connection with the Spin-off. The Company has revised the disclosure elsewhere in the Form 10 to remove any ambiguity.

Jan Woo

Legal Branch Chief

January 9, 2018

Exhibits

16.	Please tell us whether you intend to file the Separation and Distribution agreement with Cogint.

We respectfully advise the Staff the Separation and Distribution Agreement was filed by Cogint as Exhibit 10.3 to Cogint’s Current Report on Form 8-K, filed on September 7, 2017.

If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN, LLP

/s/ Michael Francis

Michael Francis

For the Firm

cc:

Rebekah Lindsey, Staff Accountant

    United States Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief

    United States Securities and Exchange Commission

Matthew Derby, Attorney-Advisor

    United States Securities and Exchange Commission

Barbara C. Jacobs, Assistant Director

    United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

    Red Violet, Inc.

Josh Weingard, Esq. – Corporate Counsel

    Cogint, Inc.

Christina C. Russo, Esq.

    Akerman LLP